3225 McLeod Drive, Suite 100

Las Vegas, NV89121

(800) 351-3021

January 19, 2016

VIA EMAIL AND EDGAR

Emily Drazan - Staff Attorney

Celeste M. Murphy - Legal Branch Chief

Larry Spirgel - Assistant Director

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

DrazanE@SEC.GOV

Re: Music of Your Life, Inc.

Registration Statement on Form S-1

Filed January 6, 2016

File No. 333-208888

Dear Mesdames Drazan and Murphy and Messr. Spirgel:

We serve as counsel to Music of Your Life, Inc., a Florida corporation (the “Company”) with respect to its submission of a registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on January 6, 2016. We have reproduced your 3 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. We note your disclosure that Kodiak is considered an underwriter. However, there is still disclosure throughout the document that the selling shareholder may be deemed to be an underwriter.” Please revise your registration statement to remove the “may be deemed” language so disclosure is consistent through the document.

RESPONSE: The "may be deemed" language has been removed to define the selling shareholder as an underwriter.

Plan of Distribution, Page 14

2.	COMMENT. The disclosure in the first three paragraphs of page 15 appears to be inconsistent with our equity line accommodation. A registration statement for an equity line as an “indirect primary offering” may not cover sales by transferees of the selling security holder. Please revise your disclosure accordingly.

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 19, 2016

RESPONSE: We have modified the Plan of Distribution disclosure significantly to omit any sales by transferees of the selling security holder.

3.	COMMENT. Additionally, we note the disclosure that Kodiak may pledge or grant a security interest in some or all of the shares owned by it. Please confirm that any shares pledged or granted by Kodiak would be owned at the time of the pledge and not subject to a later put by the company.

RESPONSE: We confirm that any pledge or grant of the security interest would be shares owned at the time of the pledge and not subject to a later put by the company.

Item 16. Exhibits and Financial Statement Schedules, page 63

4.	COMMENT. Please file all exhibits identified in your exhibit table..

RESPONSE: We will file all exhibits identified in the exhibit table with this filing.

5.	COMMENT. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities & Exchange Commission

Division of Corporate Finance

January 19, 2016

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816 2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

MUSIC OF YOUR LIFE, INC.

/s/ Marc Angell

Marc Angell

Chief Executive Officer